File No.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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APPLICATION PURSUANT TO SECTION 12(D)(1)(J) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN ORDER OF EXEMPTION

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MADISON ASSET MANAGEMENT, LLC

MEMBERS MUTUAL FUNDS

ULTRA SERIES FUND

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Communications, Notice, and Order to:

W. Richard Mason, General Counsel

Madison/Mosaic Legal and Compliance Department

8777 N. Gainey Center Drive, #220

Scottsdale, AZ 85258

(480) 443-9537

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April 16, 2009

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of: Madison Asset Management, LLC MEMBERS Mutual Funds Ultra Series Fund 550 Science Drive Madison, WI 53711 Investment Company Act File Nos. 811-08261 and 811-04815

APPLICATION FOR AN ORDER UNDER SECTION 12(D)(1)(J) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED ("ACT"), FOR EXEMPTIONS FROM SECTION 12(D)(1) OF THE ACT AND SECTIONS 6(C) AND 17(B) OF THE ACT EXEMPTING CERTAIN TRANSACTIONS FROM SECTION 17(A) OF THE ACT.

Madison Asset Management, LLC ("MAM"), MEMBERS Mutual Funds ("MMF"), Ultra Series Fund ("USF") (each, a "Trust" and collectively, "Trusts") hereby apply for an order of the Securities and Exchange Commission ("Commission") as described below. MAM, MMF and USF are collectively, the "Applicants". Applicants request that the order also extend to any future series of the Trusts, and any other existing or future registered open-end management investment companies and their series that are now or in the future advised by MAM or any other investment advisor controlling, controlled by or under common control with MAM-1 (together with the Trusts and their series, "Funds").

Applicants request the Commission issue an order under Section 12(d)(1)(J) exempting them from the limitations in Sections 12(d)(1)(A) and (B) to the extent necessary to permit: (1) a Fund to acquire shares of registered open-end management investment companies or unit investment trusts that are not part of the same group of investment companies as the Fund ("Unaffiliated Underlying Funds"); (2) a Fund to acquire shares of certain other Funds in the same group of investment companies-2 as the Fund ("Affiliated Underlying Funds"); and (3) the Unaffiliated Underlying Funds and the Affiliated Underlying Funds to sell their shares to the Funds. Applicants also request that the Commission issue an order under Sections 6(c) and 17(b) exempting them from the provisions of Section 17(a) to the extent necessary to permit the purchases and redemptions by the Funds of shares of the Affiliated Underlying Funds and to permit sales and redemptions by the Affiliated Underlying Funds of their shares in transactions with the Funds, as described in this Application. The Unaffiliated Underlying Funds and Affiliated Underlying Funds are referred to collectively in this Application as "Underlying Funds".

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1 - MAM shares the investment personnel and other resources of its parent, Madison (defined below), as do other subsidiaries of Madison. One such subsidiary, Madison Mosaic, LLC, advises the Madison Mosaic Family of Mutual Funds. While none of these funds are currently funds of funds, it is possible that the funds and Madison Mosaic, LLC, or other funds managed by Madison and its subsidiaries in the future, may wish to operate in the future under the terms of the order requested in this Application. Any such operation would be subject to the approval and oversight of those funds' board(s) of directors/trustees.

2 - As that term is defined in Section 12(d)(1)(G)(ii) of the Act.

Certain of the Unaffiliated Underlying Funds may be listed and traded on a national securities exchange at negotiated prices, commonly known as exchange-traded funds ("ETFs"). In addition to investing in Underlying Funds, each Fund may invest in securities other than shares of an investment company and financial instruments that may not be securities within the meaning of Section 2(a)(36) of the Act (collectively, "Other Investments") that are consistent with its investment objective.

MEMBERS Capital Advisors, Inc. ("MCA"), an indirectly wholly owned subsidiary of CUNA Mutual Insurance Society ("CMIS"), is the Funds’ current investment advisor. On January 9, 2007, the Commission granted an order-3 ("Current Order") similar to that requested in this Application to the Trusts, MCA and CUNA Mutual Life Insurance Company.-4 On April 15, 2009, MCA and CMIS entered into an agreement with MAM and its parent, Madison Investment Advisors, Inc. ("Madison"), under which MAM would become the investment advisor to the Funds, subject to Fund shareholder approval and certain other contingencies ("Proposed Transaction’). If the Proposed Transaction is consummated, both Madison and CMIS would have an ownership interest in MAM and CMIS would have limited governance rights in MAM. If the Proposed Transaction occurs and MAM becomes the Funds’ investment advisor, the Funds wish to continue to operate in a manner consistent with the Current Order.

The exemptive order requested herein is similar to that granted by the Commission based upon a number of recent applications.-5

I. THE APPLICANTS

A. MAM

MAM is registered as an investment advisor under the Investment Advisers Act of 1940, as amended. If the Proposed Transaction occurs, CMIS is expected to obtain a non-voting ownership interest and limited governance interest in MAM. MAM would become the Funds’ investment advisor. MAM would provide overall investment management to MMF, USF and each Fund, subject to the supervision of the MMF’s and USF’s board of trustees, pursuant to a written agreement with MMF and USF, respectively, on behalf of

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1 - MEMBERS Mutual Funds, et al. (812-13133), Inv. Co. Act Rel. Nos. 27598 (December 13, 2006) (notice) and 27657 (January 9, 2007) (order).

2 - CUNA Mutual Life Insurance Company merged with and into CMIS effective December 31, 2007.

3 - Allstate Financial Investment Trust, et al. (812-13523), Inv. Co. Act Rel. Nos. 28581 (January 12, 2009) (notice) and 28614 (February 9, 2009) (order); Aberdeen Asset Management Inc. and Aberdeen Funds, et al. (812-13530), Inv. Co. Act Rel. Nos. 28429 (September 30, 2008) (notice) and 28475 (October 28, 2008) (order); Van Kampen Retirement Strategy Trust, et al. (812-13506), Inv. Co. Act Rel. Nos. 28406 (September 25, 2008) (notice) and 28440 (October 17, 2008) (order); Goldman Sachs Trust, et al. (812-13456), Inv. Co. Act Rel. Nos. 28347 (July 1, 2008) (notice) and 28366 (August 26, 2008) (order); and John Hancock Trust et al., (812-13341), Inv. Co. Act Rel. Nos. 27848 (May 30, 2007) (notice) and 27873 (June 26, 2007) (order).

each of the Funds. MAM would receive a fee, computed as a percentage of each Fund’s average daily net assets, for the services that it would provide to each Fund.-6

B. The Trusts.

MMF is a statutory trust organized under the laws of Delaware and is registered with the Commission under the Act as an open-end management investment company. MMF issues a separate series of shares of beneficial interest for each Fund, which are registered under the Securities Act of 1933, as amended ("1933 Act"). MMF has its own board of trustees. MMF is currently comprised of fourteen separate Funds, each of which pursues a distinct investment objective(s) according to stated investment strategies.-7 At the current time, MMF has three Funds that operate under the Current Order: Conservative Allocation Fund, Moderate Allocation Fund and Aggressive Allocation Fund.

USF is a business trust organized under the laws of Massachusetts and is registered with the Commission under the Act as an open-end management investment company. USF issues a separate series of shares of beneficial interest for each Fund which are registered under the 1933 Act. USF has its own board of trustees. USF is currently comprised of eighteen separate Funds, each of which pursues a distinct investment objective(s) according to stated investment strategies.-8 USF is currently offered solely to CMIS and its separate accounts, which support the variable annuity contracts and variable life insurance policies it issues (together with the separate accounts of any other insurance company that may invest in the future in USF, "Separate Accounts"), affiliates and pension plans. At the current time, USF has six Funds operating under the Current Order: Conservative Allocation Fund, Moderate Allocation Fund, Aggressive Allocation Fund, Target Retirement 2020 Fund, Target Retirement 2030 Fund and Target Retirement 2040 Fund. When investing in Affiliated Underlying Funds, the USF Funds of funds intend to invest in series of MMF.

II. FUNDS OF FUNDS STRUCTURE

A fund of funds structure provides an efficient and simple method of allowing investors to select a comprehensive asset allocation program. Funds of funds are generally well diversified and designed on principles of asset allocation and risk tolerance. In addition, the fund of funds structure is helpful to investors who are able to identify their long-term investment goals, but are not comfortable deciding how to invest their assets to achieve such goals. Fund of

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6 - MAM expects to employ an investment subadvisor for certain of the Funds and MAM (not the Funds) would pay the subadvisory fee.

7 - Conservative Allocation Fund, Moderate Allocation Fund, Aggressive Allocation Fund, Cash Reserves Fund, Bond Fund, High Income Fund, Diversified Income Fund, Large Cap Value Fund, Large Cap Growth Fund, Mid Cap Value Fund, Mid Cap Growth Fund and International Stock Fund.

8 - Conservative Allocation Fund, Moderate Allocation Fund, Aggressive Allocation Fund, Money Market Fund, Bond Fund, High Income Fund, Diversified Income Fund, Large Cap Value Fund, Large Cap Growth Fund, Mid Cap Value Fund, Mid Cap Growth Fund, Global Securities Fund, International Stock Fund, Target Retirement 2020 Fund, Target Retirement 2030 Fund and Target Retirement 2040 Fund.

funds are generally designed to address these concerns and offer investors an opportunity for investment diversification and capital appreciation and simplicity in fund selection.

The Funds that will rely on the order (collectively "Funds of Funds" and individually a "Fund of Funds") may offer risk-based asset allocation strategies, which both the MMF and USF Funds of Funds currently offer, or retirement target date allocation strategies, which the USF Funds of Funds currently offer. Each Fund of Funds would be managed by MAM and invest substantially all of its assets in shares of Underlying Funds and Other Investments. In the future, new Funds of Funds may invest similarly or in a portfolio consisting primarily of Unaffiliated Underlying Funds, primarily of Affiliated Underlying Funds, or substantially or solely of Unaffiliated Underlying Funds.

Each Fund of Funds will have a target allocation among the several types of asset classes (e.g., equity, income-bearing, cash/money market) through its investments in the Underlying Funds. MAM will establish specific target investment percentages for the asset classes and the various components of each asset strategy and then select the Underlying Funds in which a Fund of Funds invests based on, among other things, MAM’s investment process, its outlook for the economy, interest rates, financial markets and the historic performance of each Underlying Fund and/or asset class. At least annually, MAM will evaluate each Fund of Funds’ asset allocations among the relevant assets classes, including the allocation within such asset classes and may make changes in the target allocations. Subject to the receipt of the order requested in this Application, the Underlying Funds are expected to generally represent substantially all of the investment portfolios of each of the Fund of Funds. However, as described above, they will not constitute the only permissible investments. The structure proposed in this Application is also intended to help those investors seeking an asset allocation product to achieve their retirement or other savings objectives by enabling them to benefit from having the additional alternative of investments in Other Investments.

In summary, the Applicants believe that the Funds of Funds of both MMF and USF will provide the following benefits for investors: (1) ease of Underlying Fund selection, (2) asset allocation, including periodic Underlying Fund rebalancing reflecting the investor’s overall objective, (3) an opportunity to enhance investment return in light of this overall objective, (4) diversification inherent in the Underlying Funds, (5) professional management of a Fund of Funds, and (6) greater flexibility in investment management.

III. LEGAL ANALYSIS

A. Section 12(d)(1)

1. Explanation of Section 12(d)(1)

Section 12(d)(l) of the Act generally makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by another investment company except in accordance with the limits set forth in that Section. These restrictions are designed to prevent fund of funds arrangements that have been used in the past to enable investors in an acquiring fund to control the assets of an acquired fund and use those assets to enrich themselves at the expense of acquired fund shareholders.-9

Specifically, Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring the securities of any other investment company if, immediately after the acquisition: (a) the acquiring company owns more than 3% of the total outstanding voting stock of the acquired company, (b) the value of the securities of the acquired company exceeds 5% of the total assets of the acquiring company, or (c) the aggregate value of those securities and the securities of all other investment companies owned by the acquiring company exceeds 10% of its total assets.

Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any broker or dealer from selling or otherwise disposing of any of the shares of the investment company to another investment company if immediately after such sale: (a) more than 3% of the total outstanding voting stock of the acquired company is owned by the acquiring company and any company or companies controlled by it, or (b) more than 10% of the total outstanding voting stock of the acquired company is owned by the acquiring company and other investment companies and companies controlled by them.

2. Specific Request for an Order of Exemption Pursuant to Section 12(d)(1)(J)

Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. Therefore, Applicants request an exemption under Section 12(d)(1)(J) of the Act from the limitations of Sections 12(d)(1)(A) and (B) to the extent necessary to permit the Funds of Funds to acquire shares of Underlying Funds in excess of the limits set forth in Section 12(d)(1)(A) of the Act and the Underlying Funds, their principal underwriters and any broker or dealer to sell their shares to the Funds of Funds in excess of the limits set forth in Section 12(d)(1)(B) of the Act.

The proposed arrangement will not give rise to the policy concerns, each discussed specifically below, which underlie Sections 12(d)(1)(A) and (B). Accordingly, Applicants believe that the requested exemptions are consistent with the public interest and protection of investors.

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9 - See Fund of Funds Investments, Investment Company Act Release No. 26198 (Oct. 1, 2003).

3. No Undue Influence

Applicants submit that the proposed structure will not result in the exercise of undue influence by a Fund of Funds or its affiliated persons over the Underlying Funds. The concern about undue influence does not arise in connection with a Fund of Funds’ investment in the Affiliated Underlying Funds, because they are part of the same group of investment companies. Each Unaffiliated Underlying Fund will operate independently as determined by its own board of directors/trustees and management. Additionally, to limit control a Fund of Funds or its affiliated persons may have over an Unaffiliated Underlying Fund, Applicants submit that:

  MAM and any person controlling, controlled by, or under common control with MAM, any investment company, and any issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act advised or sponsored by MAM or any person controlling, controlled by, or under common control with MAM (collectively, the "Group"); and

  any other investment advisor, within the meaning of Section 2(a)(20)(B) of the Act, to a Fund of Funds (a "Subadvisor"), any person controlling, controlled by, or under common control with a Subadvisor, and any investment company or any issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised by the Subadvisor or any person controlling, controlled by, or under common control with the Subadvisor (collectively, the "Subadvisor Group")

will not control (individually or in the aggregate) an Unaffiliated Underlying Fund within the meaning of Section 2(a)(9) of the Act.

If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Underlying Fund, the Group or the Subadvisor Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of an Unaffiliated Underlying Fund, then the Group or Subadvisor Group (except for a Separate Account) will vote the shares it holds of the Unaffiliated Underlying Fund in the same proportion as the vote of all other holders of the Unaffiliated Underlying Fund’s shares. This condition will not apply to the Subadvisor Group with respect to an Unaffiliated Underlying Fund for which the Subadvisor, or a person controlling, controlled by or under common control with the Subadvisor acts as the investment advisor within the meaning of Section 2(a)(20)(A) of the Act or as the sponsor.

A Separate Account that is registered as an investment company under the Act will seek voting instructions from the owners of the variable annuity contracts and/or variable life insurance policies it supports and will vote its shares of an Unaffiliated Underlying Fund in accordance with the instructions received and will vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received. A Separate Account that is not registered as an investment company under the Act will either (i) vote its shares of the Unaffiliated Underlying Fund in the same proportion as the vote of all other holders of the Unaffiliated Underlying Fund’s shares; or (ii) seek voting instructions from the owners of the variable annuity contracts and/or variable life insurance policies it supports and vote its shares in accordance with the instructions received and vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received.

To further limit the potential for undue influence by a Fund of Funds and/or its affiliated persons over an Unaffiliated Underlying Fund, the Fund of Funds, MAM, any Subadvisor, promoter or principal underwriter of a Fund of Funds, as well as any person controlling, controlled by, or under common control with any of those entities (each, a "Fund of Funds Affiliate") will be prohibited from taking advantage of an Unaffiliated Underlying Fund, with respect to transactions between a Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Underlying Fund or the Unaffiliated Underlying Fund’s investment advisor(s), sponsor, promoter, principal underwriter, or any person controlling, controlled by, or under common control with any of the foregoing entities (each an "Unaffiliated Underlying Fund Affiliate’). No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in shares of an Unaffiliated Underlying Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Underlying Fund or an Unaffiliated Underlying Fund Affiliate.

In seeking to ensure this, prior to investing in Unaffiliated Underlying Funds, the board of trustees of each Fund of Funds, including a majority of the trustees who are not "interested persons" as defined in Section 2(a)(19) of the Act ("Independent Trustees"), will adopt procedures reasonably designed to assure that MAM and any Subadvisor to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration the Fund of Funds or a Fund of Fund Affiliate receives from an Unaffiliated Underlying Fund or an Unaffiliated Underlying Fund Affiliate in connection with any services or transactions. Once an investment by a Fund of Funds in the securities of an Unaffiliated Underlying Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, the board of directors/trustees of the Unaffiliated Underlying Fund, including a majority of the trustees who are not "interested persons" as defined in Section 2(a)(19) of the Act ("Unaffiliated Independent Trustees"), will determine that any consideration paid by the Unaffiliated Underlying Fund to the

Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of services and benefits received by the Unaffiliated Underlying Fund, (b) is within the range of consideration that the Unaffiliated Underlying Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions, and (c) does not involve overreaching on the part of any person concerned. This condition will not apply with respect to any services or transactions between an Unaffiliated Underlying Fund and its investment advisor(s), or any person controlling, controlled by, or under common control with such investment advisor(s).

Additionally, no Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment advisor or sponsor to an Unaffiliated Underlying Fund) will cause an Unaffiliated Underlying Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an officer, director, trustee, advisory board member, investment advisor, Subadvisor, or employee of the Fund of Funds; or a person of which any, such, officer, director, trustee, investment advisor, Subadvisor, member of an advisory board or employee is an affiliated person (each, an "Underwriting Affiliate’, except any person whose relationship to the Unaffiliated Underlying Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate). An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is referred to as an "Affiliated Underwriting."

Prior to an investment by a Fund of Funds in the securities of an Unaffiliated Underlying Fund exceeding the limit of Section 12(d)(1)(A)(i) of the Act, the board of directors/trustees of the Unaffiliated Underlying Fund, including a majority of the Unaffiliated Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Underlying Fund in an Affiliated Underwriting, including any purchases made directly from an Underwriting Affiliate. The board of directors/trustees of the Unaffiliated Underlying Fund will review these procedures periodically, but no less frequently than annually, to determine whether or not the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Underlying Fund.

The board of directors/trustees of the Unaffiliated Underlying Fund will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Underlying Fund, (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index, and (c) whether or not the amount of securities purchased by the Unaffiliated Underlying Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The board of directors/trustees of the Unaffiliated Underlying Fund will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

The Unaffiliated Underlying Fund will also keep records concerning these purchases. Specifically, the Unaffiliated Underlying Fund will maintain and preserve permanently, in an easily accessible place, a written copy of the procedures described above, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase made once an investment by a Fund of Funds in the securities of an Unaffiliated Underlying Fund exceeds the limit of Section 12(d)(l)(A)(i) of the Act. Such written record shall set forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the determinations of the board of directors/trustees of the Unaffiliated Underlying Fund were made. To further assure that an Unaffiliated Underlying Fund understands and appreciates the implications of a Fund of Fund’s investment under the requested exemptive order, prior to its investment in the shares of an Unaffiliated Underlying Fund in excess of the limit of Section 12(d)(1)(A)(i) of the Act, a Fund of Funds and the Unaffiliated Underlying Fund will execute an agreement stating, without limitation, that their boards of directors/trustees and their investment advisors understand the terms and conditions of the order and agree to fulfill their responsibilities under the order ("Participation Agreement"). At the time of its investment in shares of an Unafflliated Underlying Fund in excess of the limit in Section 12(d)(l)(A)(i), a Fund of Funds will notify the Unaffiliated Underlying Fund of the investment. At such time, the Fund of Funds also will transmit to the Unaffiliated Underlying Fund a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Underlying Fund of any changes to the list of names as soon as reasonably practicable after a change occurs. The Unaffiliated Underlying Fund and the Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place. An Unaffiliated Underlying Fund (other than an ETF whose shares are purchased by a Fund of Funds in the secondary market) will retain its right at all times to reject any investment by a Fund of Funds.-10

4. No Excessive Layering of Fees.

Based on the proposed structure, the Applicants do not believe the arrangement will result in excessive layering of fees because the arrangement includes safeguards designed to address this issue. Within the structure, the Underlying Funds will pay advisory fees to their investment advisor(s). In addition, the Underlying Funds will pay fees to their service providers for all other services relating to their operations, including custody, transfer agency and fund administration (e.g., compliance and fund accounting). Although shares purchased from Affiliated Underlying Funds will not be subject to such fees, Unaffiliated Underlying Funds may also impose distribution fees in connection with plans adopted pursuant to Rule 12b-l under the Act or service fees from which payments are made to third parties for providing administrative, sub-transfer agency or other services to beneficial shareholders. Investors in each Fund of Funds indirectly will pay their proportionate share of any Underlying Fund fees and expenses.

Each Fund of Funds will also pay its own management or advisory, administrative, custody, transfer agency, legal, accounting and other expenses. Such services to the Funds of Funds are different from the services provided to the Underlying Funds because each Fund of Funds is a separate entity with its own management or advisory, administrative, compliance, recordkeeping, and custody needs.

To assure that the investment management or advisory fees are not duplicative, in connection with the approval of any investment management or advisory contract under Section 15 of the Act, the board of trustees of each Fund of Funds, including a majority of the Independent Trustees, will find that the management or advisory fees charged under a Fund of Fund’s management or advisory contract(s) are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to any Underlying Fund’s management or advisory contract(s). Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.

In addition, MAM will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Underlying Fund pursuant to Rule 12b-1 under the Act) received from an Unaffiliated

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10 - An Unaffiliated Underlying Fund, including an ETF, would retain its right to reject any initial investment by a Fund of Funds in excess of the limit in Section 12(d)(1)(A)(i) of the Act by declining to execute the Participation Agreement with the Fund of Funds.

Underlying Fund by MAM, or an affiliated person of MAM, other than any advisory fees paid to MAM or an affiliated person of MAM by the Unaffiliated Underlying Fund, in connection with the investment by the Fund of Funds in the Unaffiliated Underlying Fund. Any Subadvisor for a Fund of Funds will waive fees otherwise payable to the Subadvisor, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Subadvisor or an affiliated person of the Subadvisor from an Unaffiliated Underlying Fund, other than any advisory fees paid to the Subadvisor or an affiliated person by the Unaffiliated Underlying Fund, in connection with the investment by the Fund of Funds in the Unaffiliated Underlying Fund made at the direction of the Subadvisor In the event that the Subadvisor waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

Any sales charge and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds as set forth in Financial Industry Regulatory Authority, Inc. ("FINRA") Conduct Rule 2830(d)(3). With respect to Separate Accounts registered as investment companies under the Act that invest in a Fund of Funds, no sales load will be charged at the Fund of Funds level or at the Underlying Fund level and other sales charges and service fees (as defined in FINRA Conduct Rule 2830), if any, will only be charged at the Fund of Funds level or at the Underlying Fund level, not both.

The proposed arrangement will not create an overly complex fund structure that would confuse investors. This is because no Underlying Fund will acquire securities of any other investment company, or company relying on Section 3(c)(1) or 3(c)(7) of the Act, in excess of the limits contained in Section 12(d)(i)(A) of the Act, except to the extent that an Underlying Fund: (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(l) of the Act), or (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission or rule permitting such Underlying Fund to (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions.

In addition, the proposed arrangement will not confuse investors because the prospectus for each Fund of Funds will contain clear, concise "plain English" disclosure informing investors about the unique characteristics of the Fund of Funds arrangement, including, but limited to, the expense structure and the additional expenses of investing in Underlying Funds. -11

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11 - Each Fund of Funds also will comply with the disclosure requirements concerning the aggregate expenses of investing in Underlying Funds set forth in Investment Company Act Release No. 27399 (June 30, 2006).

B. Section 17(a)

Section 17(a) of the Act prohibits the purchase or sale of securities between a registered investment company and its affiliated persons or affiliated persons of such persons.-12 To the extent MAM serves as investment advisor to each Fund of Funds and to the Affiliated Underlying Funds, the Funds of Funds and the Affiliated Underlying Funds may be deemed to be under the common control of MAM and, therefore, affiliated persons of one another. The Funds of Funds and the Underlying Funds may also be deemed to be affiliated persons of one another by virtue of a 5% or greater ownership interest by a Fund of Funds of one or more of such Underlying Funds outstanding voting securities. The sale of shares by the Underlying Funds to the Funds of Funds and the purchase of those shares from the Funds of Funds by the Underlying Funds (through redemptions) could be deemed to be principal transactions between an affiliated person of a registered investment company and that company under Section 17(a).-13

Section 17(b), however, permits the Commission to grant an order permitting such transactions as otherwise might be prohibited under Section 17(a) if the Commission finds that: (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, (2) the proposed transaction is consistent with the policy of each registered investment company concerned, and (3) the proposed transaction is consistent with the general purposes of the Act.

Additionally, Section 6(c) provides that: "[t]he Commission, by rules and regulations upon its own motion, or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title."

Applicants believe that the proposed transactions satisfy the requirements for an exemption under both Sections 17(b) and 6(c) as the terms are fair and reasonable and do not involve overreaching. The terms upon which an Underlying Fund will sell its shares to or purchase its shares from a Fund of Funds will be based on the net asset value of each Underlying Fund.-14  Finally, the proposed transactions will be

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12 - "Affiliated person" is defined in Section 2(a)(3) of the Act.

13 - Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of shares of an Underlying Fund or (b) an affiliated person of an Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its shares to a Fund of Funds is subject to Section l7(e) of the Act. Any Participation Agreement also will include this acknowledgement.

14 - Applicants note that a Fund of Funds generally would purchase and sell shares of an Underlying Fund that operates as an ETF through secondary market transactions at market prices rather than through principal transactions with the Underlying Fund at net asset value. Applicants would not rely on the requested relief from Section 17(a) for such secondary market transactions. A Fund of Funds could seek to transact in "Creation Units" directly with an ETF pursuant to the requested Section 17(a) relief.

consistent with the policies of each Fund of Funds and Underlying Fund as contained in the registration statement.

IV. CONCLUSION

Based upon the foregoing, Applicants believe that it is appropriate in the public interest, and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, for the Commission to issue an order: (1) pursuant to Sections 6(c) and 17(b) for in exemption from the provisions of Section 17(a), and (2) pursuant to Section 12(d)(l)(J) of the Act providing exemptions from the provisions of Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

V. APPLICANTS’ CONDITIONS

Applicants agree that the requested relief shall be subject to the following conditions:

1. The members of the Group will not control (individually or in the aggregate) an Unaffiliated Underlying Fund within the meaning of Section 2(a)(9) of the Act. The members of a Subadvisor Group will not control (individually or in the aggregate) an Unaffiliated Underlying Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Underlying Fund, the Group or a Subadvisor Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of the Unaffiliated Underlying Fund, then the Group or the Subadvisor Group (except any Separate Account) will vote its shares of the Unaffiliated Underlying Fund in the same proportion as the vote of all other holders of the Unaffiliated Underlying Fund’s shares. This condition will not apply to a Subadvisor Group with respect to an Unaffiliated Underlying Fund for which the Subadvisor or a person controlling, controlled by, or under common control with the Subadvisor acts as the investment advisor (within the meaning of Section 2(a)(20)(A) of the Act) or the sponsor.

2. A Separate Account that is registered as an investment company under the Act will seek voting instructions from the owners of the variable annuity contracts and/or variable life insurance policies it supports and will vote its shares of an Unaffiliated Underlying Fund in accordance with the instructions received and will vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received. Separate Account that is not registered as an investment company under the Act will either (i) vote its shares of the Unaffiliated Underlying Fund in the same proportion as the vote of all other holders of the Unaffiliated Underlying Fund’s shares; or (ii) seek voting instructions from the owners of the variable annuity contracts and/or variable life insurance policies it supports and vote its shares in accordance with the instructions received and vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received.

3. No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in an Unaffiliated Underlying Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Underlying Fund or an Unaffiliated Underlying Fund Affiliate.

4. The board of trustees of each Fund of Funds, including a majority of the Independent Trustees, will adopt procedures reasonably designed to assure that MAM and any Subadvisor are conducting the investment program of the Fund of Funds without taking into account any consideration received by the Fund of Funds or a Fund of Funds Affiliate from an Unaffiliated Underlying Fund or an Unaffiliated Fund Affiliate in connection with any services or transactions.

5. Once an investment by a Fund of Funds in the securities of an Unaffiliated Underlying Fund exceeds the limit of Section 12(d)(l)(A)(i) of the Act, the board of directors/trustees of the Unaffiliated Underlying Fund, including a majority of the Independent Trustees, will determine that any consideration paid by the Unaffiliated Underlying Fund to a Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Unaffiliated. Underlying Fund, (b) is within the range of consideration that the Unaffiliated Underlying Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Unaffiliated Underlying Fund and its investment advisor(s), or any person controlling, controlled by or under common control with such investment advisor(s).

6. No Fund of Funds or Fund of Funds Affiliate (except to the extent, it is acting in its capacity as an investment advisor or sponsor to an Unaffiliated Underlying Fund) will cause an Unaffiliated Underlying Fund to purchase a security in any Affiliated Underwriting.

7. The board of directors/trustees of an Unaffiliated Underlying Fund, including a majority of the Unaffiliated Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Underlying Fund in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of the Unaffiliated Underlying Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The board of directors/trustees of an Unaffiliated Underlying Fund will review these purchases periodically, but no less frequently than annually, to determine whether or not the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Underlying Fund. The board of directors/trustees of the Unaffiliated Underlying Fund will consider, among other things: (a) whether or not the purchases were consistent with the investment objectives and policies of the Unaffiliated Underlying Fund, (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index, and (c) whether or not the amount of securities purchased by the Unaffiliated Underlying Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The board of directors/trustees of an Unaffiliated Underlying Fund will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

8. Each Unaffiliated Underlying Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition and any modifications to such procedures and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase from an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of an Unaffiliated Underlying Fund exceeds the limit of Section 12(d)(l)(A)(i) of the Act. Such record of each purchase shall set forth the: (1) party from whom the securities were acquired, (2) identity of the underwriting syndicate’s members, (3) terms of the purchase and (4) information or materials upon which the determinations of the board of directors/trustees of the Unaffiliated Underlying Fund were made.

9. Prior to its investment in shares of an Unaffiliated Underlying Fund in excess of the limit set forth in Section 12(d)(1)(A)(i) of the Act, the Fund of Funds and the Unaffiliated Underlying Fund will execute a Participation Agreement stating, without limitation, that their boards of directors/trustees and their investment advisors understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. At the time of its investment in shares of an Unaffiliated Underlying Fund in excess of the limit set forth in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Underlying Fund of the investment. At such time, the Fund of Funds will also transmit to the Unaffiliated Underlying Fund a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Underlying Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Unaffiliated Underlying Fund and the Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10. Before approving any advisory contract under Section 15 of the Act, the board of trustees of each Fund of Funds, including a majority of the Independent Trustees, shall find that the advisory fees charged under the advisory contract based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contracts of any Underlying Fund in which the Fund of Funds may invest. Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.

11. MAM will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Underlying Fund pursuant to Rule 12b-1 under the Act) received from an Unaffiliated Underlying Fund by MAM, or an affiliated person of MAM, other than any advisory fees paid to MAM or its affiliated person by the Unaffiliated Underlying Fund, in connection with the investment by the Fund of Funds in the Unaffiliated Underlying Fund. Any Subadvisor will waive fees otherwise payable to the Subadvisor, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Subadvisor, or an affiliated person of the Subadvisor, from an Unaffiliated Underlying Fund, other than any advisory fees paid to the Subadvisor or its affiliated person by the Unaffiliated Underlying Fund in connection with the investment by the Fund of Funds in the Unaffiliated Underlying Fund made at the direction of the Subadvisor. In the event that the Subadvisor waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

12. Any sales charge and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds as set forth in FINRA Conduct Rule 2830(d)(3). With respect to Separate Accounts registered as investment companies under the Act that invest in a Fund of Funds, no sales load will be charged at the Fund of Funds level or at the Underlying Fund level and other sales charges and service fees (as defined in FINRA Conduct Rule 2830), if any, will only be charged at the Fund of Funds level or at the Underlying Fund level, not both.

13. No Underlying Fund will acquire securities of any other investment company, or company relying on Section 3(c)(1) or 3(c)(7) of the Act, in excess of the limits contained in Section 12(d)(i)(A) of the Act, except to the extent that such Underlying Fund: (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act, or (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission or rule permitting such Underlying Fund to: (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions.

VI. DRAFT NOTICE

Pursuant to Rule 0-2(g) under the Act, a proposed form of Federal Register Notice is attached to this Application as Exhibit A.

VII. AUTHORIZATIONS

Under applicable law and governing documents, each of MMF’s, USF’s and MAM’s business and affairs are to be conducted by its board of directors/trustees, each of which has authorized this Application for an order of approval. Copies of the applicable resolutions are attached as Exhibit A to this Application. The authority granted pursuant to these resolutions continues to be in force as of the time of filing of this Application. Accordingly, the persons signing and filing this Application have been fully authorized to do so.

Madison Asset Management, LLC has caused this Application to be duly signed on its behalf in the County of Dane in the City of Madison on the 16th day of April, 2009.

Attest: (signature) W. Richard Mason, General Counsel	MADISON ASSET MANAGEMENT, LLC (Signature) Katherine L. Frank, Director

MEMBERS Mutual Funds has caused this Application to be duly signed on its behalf in the County of Dane in the City of Madison as of the 16th day of April, 2009.

Attest: (signature) Holly S. Baggot, Secretary	MEMBERS MUTUAL FUNDS (Signature) Scott R. Powell, Vice President

Ultra Series Fund has caused this Application to be duly signed on its behalf in the County of Dane in the City of Madison as of the 16th day of April, 2009.

Attest: (signature) Holly S. Baggot, Secretary	ULTRA SERIES FUND (Signature) Scott R. Powell, Vice President

DANE COUNTY                  )

                                            )

STATE OF WISCONSIN )

VERIFICATION

I, Katherine L. Frank, Director of Madison Asset Management, LLC, have duly executed the attached application dated April 16, 2009 for and on behalf of Madison Asset Management, LLC. All actions necessary to authorize me to execute and file this application have been taken. I am familiar with such application, and the contents of such application, and the facts set forth in the application are true to the best of my knowledge, information and belief.

(signature)

Katherine L. Frank, Director

Sworn and subscribed to before me on this 16th day of April, 2009.

(signature)

Amy J. Davis, Notary Public

My commission expires September 26, 2010.

DANE COUNTY                  )

                                               )

STATE OF WISCONSIN     )

VERIFICATION

I, Scott R. Powell, Vice President of MEMBERS Mutual Funds, have duly executed the attached application dated April 16, 2009 for and on behalf of MEMBERS Mutual Funds. All actions necessary to authorize me to execute and file this application have been taken. I am familiar with such application, and the contents of such application, and the facts set forth in the application are true to the best of my knowledge, information and belief.

(signature)

Scott R. Powell, Vice President

Sworn and subscribed to before me as of this 16th day of April, 2009.

(signature)

Kerry A. Jung, Notary Public

My commission is permanent.

DANE COUNTY              )

                                            )

STATE OF WISCONSIN )

VERIFICATION

I, Scott R. Powell, Vice President of Ultra Series Fund, have duly executed the attached application dated April 16, 2009 for and on behalf of Ultra Series Fund. All actions necessary to authorize me to execute and file this application have been taken. I am familiar with such application, and the contents of such application, and the facts set forth in the application are true to the best of my knowledge, information and belief.

(signature)

Scott R. Powell, Vice President

Sworn and subscribed to before me as of this 16th day of April, 2009.

(signature)

Kerry A. Jung, Notary Public

My commission is permanent.

EXHIBIT A

Draft Federal Register Notice

SECURITIES AND EXCHANGE COMMISSION

[Rel. No. IC-______________; File No. ______________]

___________, _______

Agency: Securities and Exchange Commission ("Commission")

Action: Notice of application for an order under Section 12(d)(1)(J) of the Investment Company Act of 1940, as amended ("Act"), for an exemption from Sections 12(d)(1)(A) and (B) of the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Section 17(a) of the Act.

Summary of the Application: The order would permit certain registered open-end management investment companies to acquire shares of other registered open-end management investment companies and unit investment trusts ("UITs") that are within and outside the same group of investment companies.

Applicants: Madison Asset Management, LLC ("MAM"), MEMBERS Mutual Funds ("MMF") and Ultra Series Fund ("USF") (each a "Trust", and together, the "Trusts"). MAM, MMF and USF are collectively, the "Applicants". Applicants request that the order also extend to any future series of the Trusts, and any other existing or future registered open-end management investment companies and any series thereof that are part of the same group of investment companies as defined in Section 12(d)(1)(G)(ii) of the Act, as the Trusts and are, or may in the future be, advised by MAM or any other investment advisor controlling, controlled by, or under common control with MAM (together with the existing series of the Trusts, the "Funds").

Filing Date: The application was filed on April 16, 2009.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission’s Secretary and serving the Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m., Eastern Time, on [ ], and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writers’ request, the reason for the request, and the issues contested. Persons may request notification of a hearing by writing to the Commission’s Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street NE, Washington, D.C. 20549-0102. Applicants, c/o [                 ].

For Further Information Contact: [                  ]

Supplementary Information: The following is a summary of the application. The complete application may be obtained for a fee from the Commission’s Public Reference Branch by writing 100 F Street NE, Washington, D.C. 20549-0102 or by calling (202) 551-8090.

Applicants’ Representations:

  MAM is a registered under the Investment Advisers Act of 1940, as amended. MMF, a Delaware business trust, and USF, a Massachusetts business trust, are each an open-end management investment company registered under the Act. MMF currently is comprised of 14 series and USF is currently comprised of 18 series, each of which has its own investment objective and policies. USF is currently offered solely to CUNA Mutual Insurance Society ("CMIS") and its separate accounts, which support the variable annuity contracts and variable life insurance policies it issues (together with the separate accounts of any other insurance company that may in the future invest in USF, "Separate Accounts"), affiliates and pension plans.

  MEMBERS Capital Advisors, Inc. ("MCA"), an indirectly wholly owned subsidiary of CUNA Mutual Insurance Society ("CMIS"), is the Funds current investment advisor. On January 9, 2007, the Commission granted an order similar to that requested in the Application to MCA, MMF, USF and CMIS. On April 15, 2009, MCA and CMIS entered into an agreement with MAM and its parent, Madison Investment Advisors, Inc., under which MAM would become the investment advisor to the Funds, subject to Fund shareholder approval and certain other contingencies ("Proposed Transaction"), under the terms of written agreements. If granted, the terms of the exemptive order as applied to MAM and the Funds would be substantially similar to the exemptive order under which MCA currently operates with respect to the Funds.

  Applicants request relief to permit (a) a Fund to acquire shares of registered open-end management investment companies or unit investment trusts that are not part of the same group of investment companies-1 as the Fund ("Unaffiliated Underlying Funds"); (b) a Fund to acquire shares of certain other Funds in the same group of investment companies1 as the Fund ("Affiliated Underlying Funds"); and (c) the Unaffiliated Underlying Funds and the Affiliated Underlying Funds to sell their shares to the Funds. The Unaffiliated Underlying Funds and Affiliated Underlying Funds are referred to collectively as "Underlying Funds"). Certain of the Unaffiliated Underlying Funds may be registered under the Act as

  ____________________________________

  1 - As that term is defined in Section 12(d)(1)(G)(ii) of the Act.

  either unit investment trusts or open-end management investment companies and have received exemptive relief to permit their shares be listed and traded on a national securities exchange at negotiated prices ("ETFs"). Each Fund of Funds also may invest in other securities and financial instruments.

Applicants’ Legal Analysis:

A. Section 12(d)(1)

1. Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring shares of an investment company if the securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any broker or dealer from selling the shares of the investment company to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally.

2. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. Applicants seek an exemption under Section 12(d)(1)(J) to permit the Funds relying on the exemptive order ("Funds of Funds") to acquire shares of the Underlying Funds and to permit the Underlying Funds, their principal underwriters and any broker or dealer to sell shares to the Funds of Funds beyond the limits set forth in Sections 12(d)(1)(A) and (B) of the Act.

3. Applicants state that the proposed arrangement will not give rise to the policy concerns underlying Sections 12(d)(1)(A) and (B) of the Act, which include concerns about undue influence by a Fund of Funds or its affiliated persons over Underlying Funds, excessive layering of fees, and overly complex fund structures. Accordingly, Applicants believe that the requested exemption is consistent with the public interest and the protection of investors.

4. Applicants state that the proposed arrangement will not result in undue influence by a Fund of Funds or its affiliated persons over the Underlying Funds. The concern about undue influence does not arise in connection with a Fund of Funds’ investment in the Affiliated Underlying Funds, because they are part of the same group of investment companies. To limit the control that a Fund of Funds or its affiliated persons may have over an Unaffiliated Underlying Fund, Applicants propose a condition prohibiting: (a) MAM and any person controlling, controlled by or under common control with MAM, any investment company and any issuer that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the Act advised or sponsored by MAM or any person controlling, controlled by or under common control with MAM (collectively, the "Group"), and (b) any investment advisor within the meaning of Section 2(a)(20)(B) of the Act ("Subadvisor") to a Fund of Funds, any person controlling, controlled by or under common control with the Subadvisor, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised by the Subadvisor or any person controlling, controlled by or under common control with the Subadvisor (collectively, the "Subadvisor Group") will not control (individually or in the aggregate) an Unaffiliated Underlying Fund within the meaning of Section 2(a)(9) of the Act.

5. Applicants further state that the conditions of the order preclude a Fund of Funds and MAM, any Subadvisor, promoter or principal underwriter of a Fund of Funds, and any person controlling, controlled by or under common control with any of those entities (each, a "Fund of Funds Affiliate") from taking advantage of an Unaffiliated Underlying Fund, with respect to transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Underlying Fund or the Unaffiliated Underlying Fund’s investment advisor(s), sponsor, promoter, principal underwriter or any person controlling, controlled by or under common control with any of these entities (each, an "Unaffiliated Underlying Fund Affiliate"). The conditions also preclude a Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment advisor or sponsor to an Unaffiliated Underlying Fund) from causing an Unaffiliated Underlying Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an officer, director, trustee, member of an advisory board, investment advisor, Subadvisor, or employee of the Fund of Funds, or a person of which any such officer, director, trustee, investment advisor, Subadvisor, member of an advisory board, or employee is an affiliated person (each, an "Underwriting Affiliate," except any person whose relationship to the Unaffiliated Underlying Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate). An offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an "Affiliated Underwriting."

6. As an additional assurance that an Unaffiliated Underlying Fund understands the implications of an investment by a Fund of Funds under the requested order, prior to a Fund of Funds’ investment in the Unaffiliated Underlying Fund in excess of the limit in Section 12(d)(1)(A)(i), the Fund of

Funds and Unaffiliated Underlying Fund will execute an agreement stating, without limitation, that their boards of directors/trustees and their investment advisors understand the terms and conditions of the order and agree to fulfill their responsibilities under the order ("Participation Agreement"). Applicants note that an Unaffiliated Underlying Fund (other than an ETF whose shares are purchased by a Fund of Funds in the secondary market) will retain the right to reject an investment in excess of the limit in Section 12(d)(1)(A)(i) of the Act by declining to execute the Participation Agreement with the Fund of Funds.

7. Applicants do not believe that the proposed arrangement will involve excessive layering of fees. With respect to investment advisory fees, Applicants state that, in connection with the approval of any investment advisory contract under Section 15 of the Act, the board of trustees of each Fund of Funds, including a majority of the trustees who are not "interested persons," as defined in Section 2(a)(19) of the Act ("Independent Trustees"), will find that the advisory fees charged under the advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to any Underlying Fund’s advisory contract(s). Applicants further state that MAM will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Underlying Fund pursuant to rule 12b-1 under the Act) received from an Unaffiliated Underlying Fund by MAM, or an affiliated person of MAM, other than any advisory fees paid to MAM or an affiliated person of MAM by the Unaffiliated Underlying Fund, in connection with the investment by the Fund of Funds in the Unaffiliated Underlying Fund.

8. Applicants state that any sales charge and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds as set forth in Financial Industry Regulatory Authority, Inc. ("FINRA") Conduct Rule 2830(d)(3). With respect to Separate Accounts registered as investment companies under the Act that invest in a Fund of Funds, no sales load will be charged at the Fund of Funds level or at the Underlying Fund level. Other sales charges and service fees (as defined in FINRA Conduct Rule 2830), if any, will only be charged at the Fund of Funds level or at the Underlying Fund level, not both.

9. Applicants state that the proposed arrangement will not create an overly complex fund structure. Applicants note that an Underlying Fund will be prohibited from acquiring securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A), except to the extent that such Underlying Fund: (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); or (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission or rule permitting such Underlying Fund to: (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions. Applicants also represent that a Fund of Funds’ prospectus will contain concise, "plain English" disclosure designed to inform investors of the unique characteristics of the proposed Fund of Funds structure, including, but not limited to, its expense structure and the additional expenses of investing in Underlying Funds.-2

B. Section 17(a)

1. Section 17(a) of the Act prohibits the purchase or sale of securities between a registered investment company and its affiliated persons or affiliated persons of such persons.

2. Applicants state that the Funds of Funds and the Affiliated Underlying Funds might be deemed to be under common control of MAM and, therefore, affiliated persons of one another. Applicants also state that the Funds of Funds and the Underlying Funds might be deemed to be affiliated persons of one another if a Fund of Funds acquires 5% or more of an Underlying Fund’s outstanding voting securities. In light of these possible affiliations, Section 17(a) could prevent an Underlying Fund from selling shares to and redeeming shares from a Fund of Funds.

3. Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that (a) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (b) the proposed transaction is consistent with the policies of each registered investment company involved; and (c) the proposed transaction is consistent with the general purposes of the Act. Section 6(c) of the Act permits the Commission to exempt any person or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

______________________________

2 - Each Fund of Funds also will comply with the disclosure requirements concerning the aggregate expenses of investing in Underlying Funds set forth in Investment Company Act Release No. 27399 (June 30, 2006).

3 - "Affiliated person" is defined in Section 2(a)(3) of the Act.

4 - Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Funds of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of shares of an Underlying Fund or (b) an affiliated person of a Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its shares to a Fund of Funds is subject to Section 17(e) of the Act. Any Participation Agreement also will include this acknowledgement

4. Applicants submit that the proposed transactions satisfy the standards for relief under Sections 17(b) and 6(c) of the Act. Applicants state that the terms upon which an Underlying Fund will sell its shares to or purchase its shares from a Fund of Funds will be based on the net asset value of each Underlying Fund.-5 Applicants also state that the proposed transactions will be consistent with the policies of each Fund of Funds and Underlying Fund.

Applicants’ Conditions:

Applicants agree that the order granting the requested relief shall be subject to the following conditions:

1. The members of the Group will not control (individually or in the aggregate) an Unaffiliated Underlying Fund within the meaning of Section 2(a)(9) of the Act. The members of a Subadvisor Group will not control (individually or in the aggregate) an Unaffiliated Underlying Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Underlying Fund, the Group or a Subadvisor Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of the Unaffiliated Underlying Fund, then the Group or the Subadvisor Group (except any Separate Account) will vote its shares of the Unaffiliated Underlying Fund in the same proportion as the vote of all other holders of the Unaffiliated Underlying Fund’s shares. This condition will not apply to a Subadvisor Group with respect to an Unaffiliated Underlying Fund for which the Subadvisor or a person controlling, controlled by, or under common control with the Subadvisor acts as the investment advisor (within the meaning of Section 2(a)(20)(A) of the Act) or the sponsor.

2. A Separate Account that is registered as an investment company under the Act will seek voting instructions from the owners of the variable annuity contracts and/or variable life insurance policies it supports and will vote its shares of an Unaffiliated Underlying Fund in accordance with the instructions received and will vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received. A Separate Account that is not registered as an investment company under the Act will either (i) vote its shares of the Unaffiliated Underlying Fund in the same proportion as the vote of all other holders of the Unaffiliated Underlying Fund’s shares; or (ii) seek voting instructions from the owners of the variable annuity contracts and/or variable life insurance policies it supports and vote its shares in accordance with the instructions received and vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received.

________________________________

5 - Applicants note that a Fund of Funds generally would purchase and sell shares of an Underlying Fund that operates as an ETF through secondary market transactions at market prices rather than through principal transactions with the Underlying Fund at net asset value. Applicants would not rely on the requested relief from Section 17(a) for such secondary market transactions. A Fund of Funds could seek to transact in "Creation Units" directly with an ETF pursuant to the requested Section 17(a) relief.

3. No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in an Unaffiliated Underlying Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Underlying Fund or an Unaffiliated Underlying Fund Affiliate.

4. The board of trustees of each Fund of Funds, including a majority of the Independent Trustees, will adopt procedures reasonably designed to assure that MAM and any Subadvisor are conducting the investment program of the Fund of Funds without taking into account any consideration received by the Fund of Funds or a Fund of Funds Affiliate from an Unaffiliated Underlying Fund or an Unaffiliated Fund Affiliate in connection with any services or transactions.

5. Once an investment by a Fund of Funds in the securities of an Unaffiliated Underlying Fund exceeds the limit of Section 12(d)(l)(A)(i) of the Act, the board of directors/trustees of the Unaffiliated Underlying Fund, including a majority of the trustees who are not "interested persons," as defined in Section 2(a)(19) of the Act ("Unaffiliated Independent Trustees"), will determine that any consideration paid by the Unaffiliated Underlying Fund to a Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Unaffiliated Underlying Fund, (b) is within the range of consideration that the Unaffiliated Underlying Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Unaffiliated Underlying Fund and its investment advisor(s), or any person controlling, controlled by or under common control with such investment advisor(s).

6. No Fund of Funds or Fund of Funds Affiliate (except to the extent, it is acting in its capacity as an investment advisor or sponsor to an Unaffiliated Underlying Fund) will cause an Unaffiliated Underlying Fund to purchase a security in any Affiliated Underwriting.

7. The board of directors/trustees of an Unaffiliated Underlying Fund, including a majority of the Unaffiliated Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Underlying Fund in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of the Unaffiliated Underlying Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The board of directors/trustees of an Unaffiliated Underlying Fund will review these purchases periodically, but no less frequently than annually, to determine whether or not the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Underlying Fund. The board of directors/trustees of the Unaffiliated Underlying Fund will consider, among other things: (a) whether or not the purchases were consistent with the investment objectives and policies of the Unaffiliated Underlying Fund, (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index, and (c) whether or not the amount of securities purchased by the Unaffiliated Underlying Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The board of directors/trustees of an Unaffiliated Underlying Fund will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

8. Each Unaffiliated Underlying Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition and any modifications to such procedures and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase from an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of an Unaffiliated Underlying Fund exceeds the limit of Section 12(d)(l)(A)(i) of the Act. Such record of each purchase shall set forth the: (1) party from whom the securities were acquired, (2) identity of the underwriting syndicate’s members, (3) terms of the purchase and (4) information or materials upon which the determinations of the board of directors/trustees of the Unaffiliated Underlying Fund were made.

9. Prior to its investment in shares of an Unaffiliated Underlying Fund in excess of the limit set forth in Section 12(d)(1)(A)(i) of the Act, the Fund of Funds and the Unaffiliated Underlying Fund will execute a Participation Agreement stating, without limitation, that their boards of directors/trustees and their investment advisors understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. At the time of its investment in shares of an Unaffiliated Underlying Fund in excess of the limit set forth in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Underlying Fund of the investment. At such time, the Fund of Funds will also transmit to the Unaffiliated Underlying Fund a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Underlying Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Unaffiliated Underlying Fund and the Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10. Before approving any advisory contract under Section 15 of the Act, the board of trustees of each Fund of Funds, including a majority of the Independent Trustees, shall find that the advisory fees charged under the advisory contract based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contracts of any Underlying Fund in which the Fund of Funds may invest. Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.

11. MAM will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Underlying Fund pursuant to Rule 12b-1 under the Act) received from an Unaffiliated Underlying Fund by MAM, or an affiliated person of MAM, other than any advisory fees paid to MAM or its affiliated person by the Unaffiliated Underlying Fund, in connection with the investment by the Fund of Funds in the Unaffiliated Underlying Fund. Any Subadvisor will waive fees otherwise payable to the Subadvisor, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Subadvisor, or an affiliated person of the Subadvisor, from an Unaffiliated Underlying Fund, other than any advisory fees paid to the Subadvisor or its affiliated person by the Unaffiliated Underlying Fund in connection with the investment by the Fund of Funds in the Unaffiliated Underlying Fund made at the direction of the Subadvisor. In the event that the Subadvisor waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

12. Any sales charge and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds as set forth in FINRA Conduct Rule 2830(d)(3). With respect to Separate Accounts registered as investment companies under the Act that invest in a Fund of Funds, no sales load will be charged at the Fund of Funds level or at the Underlying Fund level and other sales charges and service fees (as defined in FINRA Conduct Rule 2830), if any, will only be charged at the Fund of Funds level or at the Underlying Fund level, not both.

13. No Underlying Fund will acquire securities of any other investment company, or company relying on Section 3(c)(1) or 3(c)(7) of the Act, in excess of the limits contained in Section 12(d)(i)(A) of the Act, except to the extent that such Underlying Fund: (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act, or (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission or rule permitting such Underlying Fund to: (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

EXHIBIT B

Board Resolutions

Madison Asset Management, LLC

Certificate of Director

I, Katherine L. Frank, the duly elected Director of Madison Asset Management, LLC ("Company"), do hereby certify that, the Board of Directors of the Company adopted the resolutions set forth below on April 15, 2009 and that such resolutions have not been rescinded or modified in any respect and remain in full force and effect:

RESOLVED, that, in connection with its management of the MEMBERS Mutual Funds (MMF) and Ultra Series Fund (USF), the Company shall apply for exemptions from applicable requirements of the Investment Company Act of 1940, as amended, to avail itself of any exemptions currently provided by order of the Securities and Exchange Commission to MEMBERS Capital Advisor, Inc. in connection with its current management of MMF and USF; and

RESOLVED FURTHER, the officers of the Company shall be and hereby are authorized to take such actions as are necessary to effectuate the purposes of the foregoing resolution.

Dated this 16th day of April, 2009, at Madison, WI.

(signature)

Katherine L. Frank
Director

B-1

MEMBERS Mutual Funds

Ultra Series Fund

Certificate of Secretary

I, Holly S. Baggot, the duly elected Secretary of MEMBERS Mutual Funds and Ultra Series Fund (collectively, "Trusts"), do hereby certify that, the Boards of Trustees of each of MMF and USF adopted the resolutions set forth below as of April 15, 2009, and that such resolutions have not been rescinded or modified in any respect and remain in full force and effect:

WHEREAS, the Board deems it advisable for the Trusts to continue to operate consistent with exemptive orders previously granted that allow (a) MCA to enter into and materially amend sub-advisory agreements with, in each case, obtaining shareholder approval ("Manager of Managers Order") and (b) certain series of the Trusts to invest in investment companies and other securities in a manner that would otherwise be prohibited by the 1940 Act ("Fund of Funds Order"); and

WHEREAS, the Board deems it advisable for the Trusts to apply to the SEC for exemptive orders and a no-action letter that would allow the Trusts and MAM to operate in a manner consistent with the Manager of Managers Order and the Fund of Funds Order after the closing of the Proposed Transactions.

NOW, THEREFORE, BE IT RESOLVED, that MAM, on behalf of itself and the Trusts, and officers of the Trusts are authorized to make such application to the SEC.

Dated as of the 16th day of April, 2009, at Madison, WI.

(signature)

Holly S. Baggot
Secretary